UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934

Amendment No.: 1*

Name of Issuer: NICE LTD.

Title of Class of Securities: American Depositary Shares

CUSIP Number: 653656108

Date of Event Which Requires Filing of this Statement: 12/31/2018

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

[X] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 653656108

1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Janus Henderson Group plc EIN #00-0000000

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a. ___ b. ___

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER 0**

6. SHARED VOTING POWER 5,417,958**

7. SOLE DISPOSITIVE POWER 0**

8. SHARED DISPOSITIVE POWER 5,417,958**

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,417,958**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%**

12. TYPE OF REPORTING PERSON IA, HC

** See Item 4 of this filing

CUSIP No.: 653656108

1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Janus Henderson Enterprise Fund 84-1202943

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a. ___ b. ___

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER 0**

6. SHARED VOTING POWER 3,102,650**

7. SOLE DISPOSITIVE POWER 0**

8. SHARED DISPOSITIVE POWER 3,102,650**

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,102,650**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%**

12. TYPE OF REPORTING PERSON IV

** See Item 4 of this filing

Item 1. (a). Name of Issuer: NICE LTD. ("NICE")

(b). Address of Issuer's Principal Executive Offices:

13 Zarchin Street, P.O. Box 690 Ra'anana 4310602, Israel

Item 2. (a).-(c). Name, Principal Business Address, and Citizenship of Persons Filing:

(1) Janus Henderson Group plc 201 Bishopsgate EC2M 3AE, United Kingdom
Citizenship: Jersey, Channel Islands

(2) Janus Henderson Enterprise Fund 151 Detroit Street Denver, Colorado 80206 Citizenship: Massachusetts

(d). Title of Class of Securities: American Depositary Shares

(e). CUSIP Number: 653656108

Item 3.

This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, Janus Henderson Group plc ("Janus Henderson"), is a parent holding company/control person in accordance with Section
240.13d-1(b)(ii)(G). See Item 4 for additional information.

Janus Henderson Enterprise Fund is an Investment Company registered under Section 8 of the Investment Company Act of 1940.

Item 4. Ownership

The information in items 1 and 5 through 11 on the cover page(s) on
Schedule 13G is hereby incorporated by reference.

Janus Henderson has an indirect 97.11% ownership stake in Intech Investment Management LLC ("Intech") and a 100% ownership stake in Janus Capital Management LLC ("Janus Capital"), Janus Capital International Limited ("JCIL"), Perkins Investment Management LLC ("Perkins"), Geneva Capital Management LLC ("Geneva"), Henderson Global Investors Limited ("HGIL") and Janus Henderson Global Investors Australia Institutional Funds Management Limited ("JHGIAIFML"), (each an "Asset Manager" and collectively as the "Asset Managers"). Due to the above ownership structure, holdings for the Asset Managers are aggregated for purposes of this filing. Each Asset Manager is an investment adviser registered or authorized in its relevant jurisdiction and each furnishing investment advice to various fund, individual and/or institutional clients (collectively referred to herein as "Managed Portfolios").

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 4,835,218 shares or 7.8% of the shares outstanding of NICE American Depositary Shares held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, HGIL may be deemed to be the beneficial owner of 8,280 shares or 0.0% of the shares outstanding of NICE American Depositary Shares held by such Managed Portfolios. However, HGIL does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Intech may be deemed to be the beneficial owner of 286,905 shares or 0.5% of the shares outstanding of NICE American Depositary Shares held by such Managed Portfolios. However, Intech does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, JCIL may be deemed to be the beneficial owner of 52,859 shares or 0.1% of the shares outstanding of NICE American Depositary Shares held by such Managed Portfolios. However, JCIL does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Perkins may be deemed to be the beneficial owner of 234,696 shares or 0.4% of the shares outstanding of NICE American Depositary Shares held by such Managed Portfolios. However, Perkins does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights

Janus Henderson Enterprise Fund is an investment company registered under the Investment Company Act of 1940 and is one of the Managed Portfolios to which Janus Capital provides investment advice.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

The Managed Portfolios, set forth in Item 4 above, have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.

The interest of one person, Janus Henderson Enterprise Fund, an investment company registered under the Investment Company Act of 1940, in NICE American Depositary Shares amounted to 3,102,650 shares or 5.0% of the total outstanding American Depositary Shares.

These shares were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company

Intech, Janus Capital, JCIL, Perkins, Geneva, HGIL and JHGIAIFML are indirect subsidiaries of Janus Henderson and are registered investment advisers furnishing investment advice to Managed Portfolios.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JANUS HENDERSON GROUP PLC

By /s/ Bruce Koepfgen Bruce Koepfgen, Head of North America Date
2/11/2019

JANUS HENDERSON HENDERSON ENTERPRISE FUND

By /s/ Susan K. Wold Susan K. Wold, Chief Compliance Officer Date
2/11/2019

EXHIBIT A JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the American Depositary Shares of NICE LTD. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 11th day of February, 2019.

JANUS HENDERSON GROUP PLC

By /s/ Bruce Koepfgen Bruce Koepfgen, Head of North America

JANUS HENDERSON ENTERPRISE FUND

By /s/ Susan K. Wold Susan K. Wold, Chief Compliance Officer